Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas New York NY 10018
Tel 212 930 9700 Fax 212 930 9725 www.srff.com

January 24, 2007

Megan Akst, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Re:	Veridicom International, Inc. Item 4.02 Form 8-K Filed on September 26, 2006 File No. 0-12382

Dear Ms. Akst:

This firm represents Veridicom International, Inc. (the “Company”) in the above-referenced matter. Enclosed for filing is the Company’s amended Form 8-K. Below please find our responses to your September 28, 2006 comment letter:

Form 8-K filed September 26, 2006

1.
Please amend your filing to state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing. We refer you to Item 4.02(a)(3) of Form 8-K.

Response

We have amended the Form 8-K to state that the Company’s independent registered public accountants discussed the matters disclosed therein with certain members of the Company’s Board of Directors and Management.

2.
Please note that the required Form 8-K disclosures must be made within 4 business days of the occurrence of a reportable event (i.e., your requirement to file a Form 8-K began on the date of your decision to restate and not the date that the restatement occurred). Please not for future filings. We refer you to paragraph B 1 of Form 8-K.

Response

We hereby note, on behalf of the Company, that the required Form 8-K disclosures must be made within 4 business days of the occurrence of a reportable event. In fact, as noted in the Form 8-K filed on September 26, 2006, it was on September 20, 2006 that it was determined by the Company and its independent accountants that the financial statements needed to be restated. Four business days from that date of such occurrence was September 26, 2006.

have revised the registration statement to provide the appropriate undertakings.

***

Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely,

/s/ Yoel Goldfeder
Yoel Goldfeder